Filed Pursuant to Rule 433

File Numbers 333-294864-01 and 333-294864

BELL CANADA

Pricing Term Sheet

May 27, 2026

Issuer:	Bell Canada

Guarantor:	BCE Inc.

Guaranty:	Unconditionally guaranteed as to payment of principal, interest and other payment obligations by the Guarantor.

Security Title:	5.450% Series US-11 Notes due 2036 (the “Notes”)

Expected Ratings (Moody’s / S&P / DBRS)*:	Baa2 (Stable) / BBB (Negative) / BBB (Stable)

Trade Date:	May 27, 2026

Settlement Date**:	June 5, 2026 (T+7)

Principal Amount:	US$650,000,000

Maturity Date:	November 15, 2036

Benchmark Treasury:	UST 4.375% due May 15, 2036

Benchmark Treasury Price / Yield:	99-05 / 4.481%

Spread to Benchmark Treasury:	+98 basis points

Yield to Maturity:	5.461%

Coupon:	5.450% per annum, accruing from June 5, 2026

Price to Public:	99.917% of principal amount

Interest Payment Dates:	May 15 and November 15 of each year, commencing November 15, 2026 (short first coupon)

Make-Whole Redemption:	Prior to August 15, 2036 (three months prior to the maturity date), the Issuer may redeem the Notes, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) as determined by Bell Canada, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (exclusive of interest accrued and unpaid to the date of redemption and assuming for this purpose that the Notes are scheduled to mature on August 15, 2036) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus, in each case, accrued and unpaid interest thereon, to, but not including, the date of redemption.

Par Redemption:	On or after August 15, 2036 (three months prior to the maturity date), the Issuer may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest thereon to, but not including, the date of redemption.

CUSIP / ISIN:	0778FPAS8 / US0778FPAS85

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC

Passive Book-Running Managers:	Mizuho Securities USA LLC SMBC Nikko Securities America, Inc.

Co-Managers:

Barclays Capital Inc.

BMO Capital Markets Corp.

CIBC World Markets Corp.

Desjardins Securities Inc.

National Bank of Canada Financial Inc.

Scotia Capital (USA) Inc

TD Securities (USA) LLC

Casgrain & Company Limited

Governing Law:	State of New York

Prospectus and Prospectus Supplement:	Prospectus dated April 2, 2026, and Preliminary Prospectus Supplement dated May 27, 2026

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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Concurrent Canadian Offering

Concurrently with the pricing of this offering of the Notes, the Issuer priced an offering of Cdn$900,000,000 principal amount of 4.700% Debentures, Series M-69, due 2036 (the “2036 Canadian Notes”) and Cdn$700,000,000 principal amount of 5.300% Debentures, Series M-70, due 2056 (the “2056 Canadian Notes” and, together with the 2036 Canadian Notes, the “Canadian Notes”) in Canada (the “Concurrent CAD Offerings”). The Canadian Notes will be unsecured and unsubordinated obligations of the Issuer and will be guaranteed on an unsecured and unsubordinated basis by BCE Inc. Closing of the Concurrent CAD Offerings is expected to occur on or about June 3, 2026, subject to the satisfaction of customary closing conditions. The closings of the offering of the Notes and each series of Canadian Notes are not conditioned on the closings of the others. The Canadian Notes have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) and are not being offered or sold in the United States or to or for the account or benefit of “U.S. persons” (as defined in Regulation S under the Securities Act). This pricing term sheet does not constitute an offer to sell or a solicitation of offers to purchase securities offered in the Concurrent CAD Offerings.

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**

The Issuer expects that delivery of the Notes will be made to investors on or about June 5, 2026 which will be the seventh business day following the date of this pricing term sheet (such settlement being referred to as “T+7”).

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before the date of delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the business day before the date of delivery of the Notes hereunder should consult their advisors.

The offer and sale of the securities to which this communication relates is being made solely in jurisdictions outside Canada in compliance with the applicable rules and regulations of such jurisdictions.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by contacting BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, RBC Capital Markets, LLC toll-free at 1-866-375-6829 and Wells Fargo Securities, LLC toll-free at 1-866-309-6316.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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